Republic

Company Name	Ampere
Logo	
Headline	“Delivering the biggest innovation to eyewear in 50 years” - Entrepreneur.com

2 min (100 m) Mostly flat

AMPERE
The Focus Raise
Ampere Series A
Dusk
Tint Level
Presets
100,000+
Customers in 100+ Countries
680%
'22 Gross Revenue Growth
$4M
'22 Gross Revenue
Covered by the Biggest Tech Publications
cnet Wirecutter DIGITAL TRENDS THE VERGE
WIRED Entrepreneur Forbes GQ
Award-winning Products
See Appendix 2 and 4 for more details on financials and gross revenue.

Slides




SPECIALIZED
S3


We were one of the fastest growing D2C consumer tech brands in 2022 and our next frontier is retail.
+647% Ampere.Shop shopify
+781% INDIEGOGO KICKSTARTER
+96% amazon
+456% BEST BUY



Tags   B2C, Smart Devices, Wearables, Companies, Notable angel backing, Technology, Health & Wellness, Venture-backed, $5M+ raised

Summary

- World's first glasses w instant electronic tint control + NEW: Sport & Rx
- Revolutionary Tech: 96 Patents & Trademarks; 1800x faster > competition
- Explosive Growth: +680% gross revenue +314% Dusk wholesale +500% airports
- Proven Demand: $10M+ gross LTD, 100,000+ Customers + the largest retailers
- Massive Upside: $323B Market; Projecting to grow 30x and hit $120M by 2026
- Founder's track record: $70M Raised; Featured on CBS' Innovation Nation x2
- $4M raised LTD including notable med-tech angel & institutional investors

As Seen In



Opportunity

A $323B opportunity



Ampere Is Delivering the Biggest Innovation to Eyewear in 50 Years

— Entrepreneur

The **$323B global eyewear industry is built on outdated tech** and the existing options on the market:

a) fixed lenses not suitable for all light conditions or

b) photochromic Transition lenses are slow and unfashionable

They are not capable of adequately empowering wearers to see in changing light conditions.

We created **Dusk, the world's first light and touch responsive smart glasses with instant electronic tint control ,** to address this gap.

We have positioned **Ampere as a market leader in this new and exciting technology** that we believe will **revolutionize the massive eyewear market.**

Product

Introducing Dusk - The future of eyewear

Your browser does not support HTML5 video.

Dusk are the world's first pair of app-enabled, electronic tint-adjustable glasses. That means **you control the tint** — exactly the tint level you want, whenever you want it.



Dusk can change tint instantly at the press of a button or automatically using our patent-pending InstaOptic™ technology . They're uniquely dynamic, the way glasses should be. Users can personalize their Dusk experience through the Ampere app and unlock additional smart features like HuddleMode™.

Patent-pending InstaOptic™ technology





Dusk



App-enabled Tint Adjustment

Open Ear Audio

Long Battery Life

4 Hours of Playtime

7 Days of Paired Tint Control

Lightweight, Durable Design

Integrated Microphone

IPX4 Waterproof

Dusk Sport



Ambient Light Sensor

Polarized Lenses

App Enabled Tint Adjustment

High Wrap Design

Durable

Lightweight Frames

Customizable Nosepads

IPX5 Waterproof

Premium Audio Experience

4 Hours Playtime

Dusk Rx



Wider Tint Range

Ambient Light Sensor

Lens Coating Add-ons

Bluetooth/App Connectivity

Charging Arm-tips

IPX5 Waterproof

Premium Audio or Lightweight Non-audio

Next Generation

The future of eyewear



We're creating **smart glasses that don't just change the way you see, but adapt to how you live** . Whether it's instantly adjusting to light conditions while driving or enhancing visibility in sports, we're **pioneering a new era of wearable technology.**



Smart displays integrated into glasses that show your biometric data, speed, navigation, notifications, translations and even integrate with AI are not science fiction, they will be integrated into the next generations of Dusk.

Technology

State-of-the-art Japanese manufacturing



We are the **global leaders in electronically tint-adjustable glasses**. The manufacturing process of **Ampere's innovative liquid crystal film** begins in a **state-of-the-art facility in Japan**. Our unique substrates and processes result in a flexible liquid crystal film that can be integrated into almost any eyewear style or lens material.

Ampere innovations

Our revolutionary lenses set a new standard by **adjusting tint with 1% precision in just 0.1 seconds**. This innovation offers glasses with unparalleled clarity and versatility, capable of transitioning between light and dark instantly— **1800 times faster than Transitions lenses.**

Our patented tech is hard to copy

Ampere has a strong IP portfolio and a partnership with a world leader in liquid crystal technology

6	4	32	7
Issued Patents	Patents Pending	Registered Trademarks	Licensed Patents

Dusk are one-of-a-kind glasses, offering both **automatic** tint adjustment using an ambient light sensor and **manual** control through buttons or a dedicated app.



Dusk lenses leverage **liquid crystal film.** The orientation of liquid crystal molecules can be modulated by varying the electric field, allowing for instantaneous, customizable tint adjustment.



Traction



We were one of the fastest growing D2C consumer tech brands in 2022 and our next frontier is retail.

| +647% | Ampere.Shop **shopify** | +781% | **INDIEGOGO KICKSTARTER** |
| +96% | **amazon** | +456% | **BEST BUY** |

We started Ampere in 2019 with a simple goal — to make fun, functional tech products that you'll love using every day. Recognized with several prestigious awards, including four CES Innovation Awards in the last four years, and awards for both Dusk Sport and Dusk Rx, we have established ourselves as a leader in innovation in the eyewear industry. We also have a passionate global user base with over 100,000 users across 100+ countries. In 2022, we were one of the fastest-growing D2C consumer tech brands, with our revenue increasing by more than 679.89%.

Sold in the world's biggest retailers

  

 

Dusk wholesale and retail sales were up 314% YoY in 2023. We are in serious discussions with three of the top ten biggest optical retailers in the world about launching retail pilots in the first half of 2024. All three have several thousand stores globally and a successful pilot could unlock enormous sales opportunities.

Airport Sales

2023 Dusk airport sales grew over 500% YoY. And that growth trajectory has continued into 2024 - January was our biggest month of all time in airports. With almost 150 million passengers flowing through Dusk airports already, we are getting Dusk in front of an enormous number of high-value potential customers. Now we are planning to rapidly expand to airports with over 1 billion total travelers per year.



Pitch text

Singapore Changi Airport



Dubai Duty Free

Recognition

> One of the fastest-growing consumer electronics brands [Ampere] - is pioneering smart sunglasses, without sacrificing cool.
>
> - Morning Brew



Ampere has been recognized as a leader in innovation and design. We have been awarded a number of the most prestigious awards in tech and eyewear including four CES Innovation Awards in the last four years.

The internet loves Dusk



Outside of sales, it continues to be amazing to see the world's strong interest in Dusk and the new smart eyewear category we are pioneering. This strong affinity is evidenced by **50 million+ organic social media views**, top-tier media accolades (**WIRED's Best Sunglasses**), the most prestigious awards in consumer tech & optical (**4 CES Innovation Awards in 4 years**) and consistent viral videos like @beebomco's **54-second video with 14M views & 1M likes**.



Optometrist Dr. Pheobe Lo Recommends Dusk Rx

> *Patients want a pair of sunglasses that they can wear for any condition, instead of having to switch out.*

Perks



Invest over $995
get Dusk, Dusk Sport, or Dusk Rx free

Ampere Investor Perks

| LEVEL 1 | Invest from **$495** | • 15% Lifetime Discount
• Investor Swag Kit (worth $120)
• Early Access to Launches |
| LEVEL 2 | Invest from **$995** | • 15% Lifetime Discount
• Investor Swag Kit (worth $140)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400) |

Includes your choice of Dusk

| LEVEL 3 | Invest from **$2,500** | • **5% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $200)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400) |

TOP CHOICE

Includes your choice of Dusk

| LEVEL 4 | Invest from **$5,000** | • **10% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $300)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400) |

Includes your choice of Dusk

| LEVEL 5 | Invest from **$10,000** | • **15% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $500)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400)
• One-on-one call with Co-founders |

Includes your choice of Dusk

| LEVEL 6 | Invest from **$25,000** | • **20% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $1,000)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400)
• One-on-one call with Co-founders
• Place an intern at Ampere |

Includes your choice of Dusk

| LEVEL 7 | Invest from **$50,000** | • **25% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $1,000)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400)
• One-on-one call with Co-founders
• Place an intern at Ampere
• Give Creative Direction on Style of a New Dusk Rx Frame |

Includes your choice of Dusk

| LEVEL 8 | Invest from **$100,000** | • **30% Bonus Shares**
• 15% Lifetime Discount
• Investor Swag Kit (worth $1,000)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400)
• One-on-one call with Co-founders
• Place an intern at Ampere
• Give Creative Direction on Style and Name of a New Dusk Rx Frame |

Includes your choice of Dusk

Business Model

Ampere started with a simple goal - to make **fun, functional tech that** you'll love using every day.



Our history

We believe we're on track to have launched an innovative **million-dollar** product **every year** we've been in business

2019
- Ampere born
- Unravel launched

2020
- Shower Power launched
- CES Innovation Award

2021
- Dusk Launched
- Transitioned to 100% plastic-free packaging

2022
- Launched Ampere App
- Launched Horizon

2023
- Dusk Sport launched
- 2x CES Innovation Awards

2024
- Dusk Rx launching in summer 2024
- CES Innovation Award

Ampere's proven the need for instant electronic tint-adjustable glasses and demonstrated our technology foothold in the eyewear market. We believe we've laid the groundwork for rapidly scaling across both D2C and retail channels. Our business model is designed to bring innovative products to market as efficiently as possible – we launched two completely game-changing new versions of Dusk, back-to-back CES Award Winners, addressing all key pieces of customer feedback. We have retail pilots planned with 3 of the top 10 biggest optical retailers in the world. And, we're advancing in talks with a number of strategic partners, one of which we expect will invest several million dollars and close our Series A round.

Problem

Regular Glasses
are not suitable for all conditions due to the fixed unit.

Smart Glasses
are big and bulky, and for most, the only "smart" feature is the audio.

Photochromic Glasses
are slow and unfashionable, and designed with outdated technology.

Time to Transition to Dusk

	Dusk	Regular Sunglasses	Transitions® Sunglasses	Smart Sunglasses
Adjustable Tint	✓	X	✓	X
Manually Controlled Tint	✓	X	X	X
Tint Change Speed	0.1 secs	X	3+ minutes	X
Works in Cars and Uneven Lighting	✓	X	X	X
App-Enabled	✓	X	X	✓

Vision And Strategy

Leveraging technology to empower the world to see beyond 20-20

Our mission is leveraging on technology to empower the world to see beyond 20-20. Our strategy focuses on expanding our Dusk product line and developing new eyewear innovations. This includes InstaOptic™, our patent-pending technology for automatic tint adjustment. We aim to optimize our supply chain and retail distribution through strategic partnerships, enhancing accessibility and market reach. Future expansions, such as Dusk AR and specialty lines, will continue to push the boundaries of eyewear technology.

More ambitious applications are on the horizon

 

Dusk AR
- AI integration
- Navigation
- Biometric data

Dusk Specialty
- Medical
- Tactical
- Construction

Product roadmap



Dusk & Dusk Lite
Our original frames in a classic wayfarer style

On Sale Now



Dusk Sport
Our high-performance sports sunglasses with premium sound

Summer 2024



Dusk Rx
A line of prescription-ready glasses with app-enabled tint adjustment

Summer 2024



Dusk Goggles
High-performance ski goggles with app-enabled tint adjustment

Fall 2024



Dusk Indoor
Indoor lenses with app-enabled adjustable blue-light blocking technology

Fall 2024



Dusk AR
Dusk electronic tint-adjustable technology with an integrated waveguide + micro-LED display.

2025

We've started with classic, sports, and prescription glasses. Next, we plan to expand to goggles for low visibility snow wear and indoor glasses equipped with blue light blocking technology. We will continue to expand our offering with new electronic tint adjustable lenses optimized for different activities.



4 - 38%

αlpha
- Available Now -



17 - 63%

HVL
- Available Now -



6 - 63%

XPANSE
- Available Now -



50 - ~90%

INDOOR
- 2025 -



10 - ~80%

DAWN 2
- 2026 -

Funding

 

$3,738,452.04 Raised

Top institutional and angel investors have already invested in Ampere including Pleasant Bay Capital Partners, Scobie Ward, Founder of WardFerry, Robert Lloyd George, founder Lloyd George Management, and Ron Zwanziger (who has three $1 billion+ exits).

Leadership



Ampere CEO Reid Covington is a serial entrepreneur with over ten years of experience founding and scaling startups. He has started and grown six companies, as well as raised over $70 million via product crowdfunding campaigns since 2016. He is officially recognized as a Kickstarter expert and has appeared on CBS's Innovation Nation twice.

Ampere COO Chase Larson has ten years of experience in product design, strategy, and procurement. He helped to launch China's first free-standing outpatient surgical center alongside some of the top orthopedic surgeons in the United States (including the White House surgeon and Yao Ming's surgeon). He managed marketing operations and in-store displays for Jawbone, before designing and launching his first product in 2016. Chase has six patents published and four more pending.

Together they manage a world-class team of over 20 professionals around the world. Advisors include Dr. Fenghua Li, a Ph.D. in Liquid Crystals, and optometrist, Dr. Phoebe Chen.

Team

	Norm Edwards	Product Designer	30+ years of design experince. I Designed for eyewear brands including Patrick Cox, Storm, Quicksilver, Jasper Conran, Kangol and more. I His design work has won both iF and Red Dot Awards
	Fenghua Li	Technical Advisor	Founder and Chairman of Wicue I PhD, Liquid Crystal Institute, Kent State University I Head of Flexible Liquid Crystal Engineering Technology Center of Guangdong
	Chase Larson	Co-founder/COO	10+ years experience in hardware, design, strategy, and procurement. I Formerly at Jawbone I 6 patents published and 4 patents pending
	George Du	Manufacturing Director	15+ years of experience in manufacturing consumer electronics
	Grant Shi	Art Director	Former design lead at WPP for Ford Motor Company's APAC Communications Team
	Reid Covington	Founder	10+ years scaling consumer startups.	Serial entrepreneur, started 6 companies.	Raised $50M+ on product crowdfunding since 2016.	Officially recognized Kickstarter Expert.	Featured on CBS' Innovation Nation x2

Perks

$495	15% Lifetime Discount Investor Swag Kit (worth $120) Early Access to Launches
$995	15% Lifetime Discount Investor Swag Kit (worth $140) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400)
$2,500	5% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $200) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400)
$5,000	10% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $300) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400)
$10,000	15% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $500) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders
$25,000	20% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $1,000) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders Place an intern at Ampere
$50,000	25% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $1,000) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders Place an intern at Ampere Give Creative Direction on Style of a New Dusk Rx Frame
$100,000	30% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $1,000) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders Place an intern at Ampere Give Creative Direction on Style and Name of a New Dusk Rx Frame

FAQ

My question is not listed here. How can I get in touch with the company directly?	Please email your question to invest@amperetech.co and a member of our team will get back to you shortly.
How do I keep up with how your company is doing?	At a minimum, Ampere will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If Ampere meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about Ampere. We will also send regular updates to all investors via email.
When will I get my investment back?	Since Ampere is a private company, our shares can't be easily traded or sold on an exchange. That said, there are two potential scenarios where you can receive a return on investment: 1) We get acquired by another company or 2) We go public. These can take five to seven years in the life of the company. In either case, investors receive a pro-rata share of the payments that occur. But if an early-stage business fails, investors get nothing. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. It involves a high degree of risk, so people who can't afford to lose their entire investment should not invest in startups.
What are the tax implications of an equity crowdfunding investment?	We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.
How do I get a return on my investment?	Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.
What would the funds raised be used for?	The funds raised will be used to: - Expand the Dusk product line - Scale production and inventory - Invest in marketing and customer acquisition - Strengthen the supply chain - Cover operational expenses (including salaries) You can see our % breakdown for some broad categories in our pitch deck.
Where can I buy Dusk sunglasses right now?	To purchase Dusk sunglasses, please visit our website: https://ampere.shop/